Exhibit 99.1

CLICK HOLDINGS LIMITED

Unit 709, 7/F., Ocean Centre, 5 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

Tel: + (852) 3758-2780

March 17, 2025

R.F. Lafferty & Co., Inc.

40 Wall Street, 27th Floor

New York, NY 10005

Re: Click Holdings Limited – Request for Consent

Dear Mr. Robert Hackel:

We refer to the Underwriting Agreement, dated October 8, 2024 (the “Underwriting Agreement”), by and between Click Holdings Limited (the “Company”) and R.F. Lafferty & Co., Inc. (“RF Lafferty”), the representative of the underwriters named in Schedule A thereto, of the Company’s initial public offering.

The Company hereby requests a consent from RF Lafferty as to Section 2(t)(ii) (Company Lock- Up) (the “Restriction”) of the Underwriting Agreement, with respect to the following transaction:

●	The registration of offering shares, as set out in Appendix 1 attached to this letter.

This request for consent letter and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Please acknowledge your agreement to release the Company from the Restriction by countersigning a copy of this letter and returning it to the undersigned.

Very truly yours,

Click Holdings Limited

/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

R.F. Lafferty & Co., Inc.

/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer

Appendix 1

Number of offering shares
13,800,000

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